As filed with the Securities and Exchange Commission on August 8, 2017

Registration No. 333-

_____________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For American Depositary Shares

of

KOBE STEEL, LTD.

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

JAPAN

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

225 Liberty Street, New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York Mellon

ADR Division

225 Liberty Street, 21st Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Brian D. Obergfell, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3032

It is proposed that this filing become effective under Rule 466

[ ] immediately upon filing

[ ] on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box. [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares, each American Depositary Share representing Shares of Common Stock, of Kobe Steel, Ltd.	50,000,000 American Depositary Shares	$5.00	$2,500,000	$289.75
[1]	For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

Pursuant to Rule 429 under the Securities Act of 1933, the Prospectus contained herein also relates to the Depositary Shares of the registrant covered by a previous Registration Statement on Form F-6 of the registrant (Regis. No. 033-51214).

The prospectus consists of the proposed Form of American Depositary Receipt included as Exhibit A to the Form of Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item -1.	Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18
(iii) The collection and distribution of dividends	Articles number 4, 12, 14, 15, 18 and 21
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16 and 18
(v) The sale or exercise of rights	Articles number 13, 14, 15 and 18
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 14, 15, 17 and 18
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6, 7, 8, 21 and 22
(x) Limitation upon the liability of the depositary	Articles number 13, 18, 21 and 22
3. Fees and Charges	Articles 7 and 8
Item - 2.	Available Information
Public reports furnished by issuer	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3. Exhibits

a.	Form of Deposit Agreement dated as of ____________, 2017, among Kobe Steel, Ltd., The Bank of New York Mellon as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder. - Filed herewith as Exhibit 1.
b.	Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. - Not Applicable.
c.	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - Not Applicable.
d.	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed herewith as Exhibit 4.
e.	Certification under Rule 466. - Not Applicable.

Item - 4.

Undertakings

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on August 8, 2017.

Legal entity created by the agreement for the issuance of American Depositary Shares for shares of common stock, of Kobe Steel, Ltd.

By: The Bank of New York Mellon,

As Depositary

By: /s/ Anthony F. Moro

Name: Anthony F. Moro

Title: Managing Director

Pursuant to the requirements of the Securities Act of 1933, Kobe Steel, Ltd. has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Kobe, Japan on August 8, 2017.

KOBE STEEL, LTD.

By: /s/ Hiroya Kawasaki

Name: Hiroya Kawasaki

Title: Chairman, President, CEO and Representative

Director (Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on August 8, 2017.

/s/ Hiroya Kawasaki	/s/ Yoshinori Onoe
Hiroya Kawasaki	Yoshinori Onoe
Chairman, President, CEO and Representative	Executive Vice President and Representative
Director (Principal Executive Officer)	Director

/s/ Akira Kaneko	/s/ Naoto Umehara
Akira Kaneko	Naoto Umehara
Executive Vice President and Representative	Executive Vice President and Representative
Director	Director (Principal Accounting Officer &
Principal Financial Officer)

/s/ Mitsugu Yamaguchi	/s/ Shohei Manabe
Mitsugu Yamaguchi	Shohei Manabe
Executive Vice President and Representative Director	Director, Senior Managing Executive Officer

/s/ Fusaki Koshiishi	/s/ Toshiya Miyake
Fusaki Koshiishi	Toshiya Miyake
Director, Senior Managing Executive	Director, Senior Managing Executive Officer
Officer

/s/ Kazuhide Naraki	/s/ Hiroaki Fujiwara
Kazuhide Naraki	Hiroaki Fujiwara
Director	Director, Audit & Supervisory Committee Member

/s/ Yoshimasa Yamamoto	/s/ Takao Kitabata
Yoshimasa Yamamoto	Takao Kitabata
Director, Audit & Supervisory Committee Member	Outside Director

/s/ Hiroshi Ochi
Hiroshi Ochi	Takashi Okimoto
Outside Director	Outside Director, Audit & Supervisory Committee
Member

Yoshiiku Miyata	Hidero Chimori
Outside Director, Audit & Supervisory Committee	Outside Director, Audit & Supervisory Committee
Member	Member

AUTHORIZED U.S. REPRESENTATIVE

By	/s/ Masatoshi Yoshioka
Name: Masatoshi Yoshioka
Title: President of Kobe Steel USA Inc.

INDEX TO EXHIBITS

Exhibit

Number Exhibit

1	Form of Deposit Agreement dated as of __________, 2017, among Kobe Steel, Ltd., The Bank of New York Mellon as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder.

4	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.